UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Clorox Company

2. Name of person relying on exemption
Norges Bank

3. Address of person relying on exemption
Bankplassen 2
P.O. Box 1179 Sentrum
Oslo Q8 0107

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

NBIM Submits a Shareholder Resolution to Clorox Co Seeking an Independent Chairman

Norges Bank Investment Management (NBIM) has submitted a shareholder proposal to the US company Clorox Co requiring that the company have an independent chairman.

NBIM holds assets in excess of US$400 billion globally, of which US$66 billion is invested in US equities.

The general meeting of Clorox Co will be on 18 November, 2009.  At that meeting, shareholders will vote on the proposal submitted by NBIM to amend the company’s bylaws to require that the chairman of the board of directors be independent from the company.

“NBIM is a long term shareholder and makes active use of its ownership rights in order to help safeguard financial wealth for future generations by promoting good corporate governance and encouraging high ethical, social and environmental standards at companies it is invested in,” said Anne Kvam, NBIM’s Global Head of Corporate Governance.

Sound corporate governance is a prerequisite for long term value creation.  In that context, the composition of the Board should be such that it represents all stockholders to whom it is accountable.  The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person.  There should be a clear division of the responsibilities between these positions to ensure a balance of power and authority on the board. “This is a fundamental principle of good corporate governance that we seek globally for our portfolio companies,” said Kvam.

The board should be led by an independent Chairman and be in a position to make independent evaluations and decisions, hire management, set a remuneration policy that encourages good performance, provide strategic direction and have the support to take long-term views in the development of business strategies.  An independent Chairman is better able to oversee and give guidance to Corporation executives and help prevent conflict or the perception of conflict. This will in turn effectively strengthen the system of checks-and-balances within the corporate structure and protect stockholder value.

“In our current challenging markets, we believe that an independent Chairman is essential.  An independent chairman will be an asset to the company when the board must make the necessary strategic decisions and prioritizations ahead to sustain a strong share price and to create shareholder value over time,” said Kvam.